Quarterly Earnings Report                                                           February 27, 2013
            4Q12

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group’s net sales for the quarter reached $11,376.8 million pesos
  Gross income for the period was $2,190.8 million; the gross margin for the quarter was 19.26%
  Operating expenses reached $1,860.5 million pesos and represented 16.35% of the Company’s total sales
  Quarterly operating income was $330.2 million, resulting in an operating margin of 2.9% for the period
  Third quarter EBITDA was $434.5 million, or 3.8% of total sales
  As of December 31, 2012, GCS’s net debt totaled $9,580.0 million
  GCS closed the quarter with 24 Distribution Centers and over 1,379 pharmacies in operation across Latin America

Mexico City, Mexico, February 27, 2013.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publications and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the fourth quarter of 2012.

QUARTERLY EARNINGS

In the fourth quarter of 2012, competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods prevailed in Mexico as well as in the other Latin America countries in which we operate. Our operating strategy has been to maintain emphasis on improving efficiency levels and controlling logistic costs and expenses, as well as offering competitive prices, generating positive results in practically all our divisions. At the sales level, we are continue to focusing on improving the availability of the most in-demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, keeping in line with our strategy, allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

NET SALES

Net sales for the quarter totaled $11,376.8 million, an increase of 17.3% compared to $9,694.0 million in 4Q2011.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division decrease 3.1% versus the 4Q2011, totaling $6,202.0 million. In terms of total sales, this division’s percentage went from 66.0% in 4Q2011 to 54.5% in the 4Q2012.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 76.0% compared to the fourth quarter of 2011. This growth was due to our increased participation in the bidding processes of various State and Federal health institutions.
In terms of total sales, this division represented 3.6% in 4Q2011 and 5.4% in the 4Q2012.

RETAIL PHARMACY

During the fourth quarter of the year, sales from our Retail Pharmacy division increased by $1,795.0 million pesos to reach $2,764 or 64.9%, due mainly by the fact sales in Brazil are accounted in this item unlike in 2011 and by the good performance showed in Farmacias Ahumada. Part of these effects was compensated by the disincorporation of Peru in the third quarter of the year and lower institutional sales in our Farmacias ABC chain.

This division’s percentage of the Group’s overall sales rose to 40.1% vs. 28.5% in the 4Q2011.

As a result, the sales mix for the second quarter of 2012 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                           40.1%
                                       Total Distribution                          40.1%
                                    Pharma, Health & Beauty                   54.5%
                                     Government Pharma                           5.4%
                                                 TOTAL                                100.0%

GROSS INCOME

During the fourth quarter of 2012, gross income reached $2,190.8 million pesos, amount 7.9% higher than the gross income reached in the fourth quarter of 2011. This resulted from sales increment and better commercial conditions with suppliers.

OPERATING EXPENSES

Operating expenses in the fourth quarter of 2012 increase by $83.4 million pesos, or 4.7%, compared to the same period of the previous year. This increase was mainly by the decisions taken by company to apply reserves significant more rigorous in regards of their collections.

As a percentage of total sales, operating expenses represented 16.3% during the fourth quarter of 2012 compared to 18.3% during the same period of 2011.

OPERATING INCOME

Quarterly operating income for 4Q2012 was $330.2 million, an amount 30.3% higher than the $253.3 million reported in 4Q2011. This increase in operating income was the result of a better operating expenses control.

Operating income margin for the 4Q2012 was 2.9%, versus 2.6% in 4Q2011.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 4Q2012 was $434.5 million, a higher amount compared to the $353.6 million reported in the fourth quarter of 2011.

EBITDA margin for the fourth quarter of 2012 was 3.8%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $201.3 million in 4Q2012, 22.0% lower than the CCF reported during 4Q2011.

This decrease was primarily due to minor interest payments.

NET DEBT

The Company’s net debt at the end of 4Q2012 was reduced to $9,580.0 million pesos. This resulted mainly because the resources derived from the capital increase of $510 million pesos made in the year, was used to pay for liabilities with cost.

OTHER EXPENSES (INCOME)

During the fourth quarter of the year, other expenses totaled $720.7 million.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

The company, throughout 2012 and after adopting IFRS, has been analyzing in detail its account receivable portfolio. The company has decided to apply significantly more stringent reserve criteria regarding its collection. The full year results reflect a substantial non-recurring receivable writedown.

TAX PROVISIONS

Tax provisions for the fourth quarter of 2012 were $66.3 million, an amount lower than the $198.0 million reported in 4Q2011.

NET INCOME (LOSS)

In the fourth quarter 2012 GCS recorded a net loss of $658.1 million, while in the same period last year a net loss of $810.3 million was registered.

Analysis Coverage: We do not currently have analyst coverage from a brokerage firm or from a credit institution.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange, and its ADRs are listed on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    Grayling
Harish Dadoo González                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of December 2011

	Jan-Dec		Jan-Dec		Variation		Oct-Dec		Oct-Dec		Variation
Income Statement	2011	% of sales	2012	% of sales	$	%	2011	% of sales	2012	% of sales	$	%
NET SALES	46,568,226	100.00%	46,689,355	100.00%	121,129	0.26%	9,694,056	100.00%	11,376,876	100.00%	1,682,820	17.36%
COST OF SALES	37,851,514	81.28%	38,123,582	81.65%	272,068	0.72%	7,663,598	79.05%	9,186,023	80.74%	1,522,426	19.87%
Gross Profit	8,716,712	18.72%	8,565,773	18.35%	(150,939)	(1.73%)	2,030,458	20.95%	2,190,853	19.26%	160,395	7.90%
OPERATING EXPENSES
Sales Expenses	1,452,657	3.12%	1,309,108	2.80%	(143,550)	(9.88%)	649,640	6.70%	451,029	3.96%	(198,611)	(30.57%)
Administrative Expenses	5,865,733	12.60%	6,023,536	12.90%	157,804	2.69%	1,127,433	11.63%	1,409,526	12.39%	282,094	25.02%
Operating Expenses	7,318,390	15.72%	7,332,644	15.71%	14,254	0.19%	1,777,073	18.33%	1,860,555	16.35%	83,482	4.70%

Operating Income	1,398,322	3.00%	1,233,129	2.64%	(165,193)	(11.81%)	253,385	2.61%	330,297	2.90%	76,912	30.35%
COMPREHENSIVE COST OF FINANCING
Interest Paid	1,028,558	2.21%	1,006,800	2.16%	(21,757)	(2.12%)	249,021	2.57%	215,901	1.90%	(33,119)	(13.30%)
Interest (Earned)	(57,031)	(0.12%)	(176,252)	(0.38%)	(119,221)	209.05%	48	0.00%	(69,845)	(0.61%)	(69,893)	NC
Exchange Loss (Gain)	68,532	0.15%	23,917	0.05%	(44,615)	(65.10%)	9,216	0.10%	55,341	0.49%	46,125	500.46%
Monetary Position (gain)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	1,040,059	2.23%	854,465	1.83%	(185,594)	(17.84%)	258,285	2.66%	201,397	1.77%	(56,888)	(22.03%)

OTHER EXPENSES (INCOME), net	529,377	1.14%	128,580	0.28%	(400,797)	(75.71%)	596,621	6.15%	720,706	6.33%	124,085	20.80%

NET INCOME BEFORE TAXES	(171,114)	(0.37%)	250,084	0.54%	421,198	NC	(601,521)	(6.21%)	(591,806)	(5.20%)	9,715	(1.62%)

PROVISIONS FOR:
Income Tax	735,650	1.58%	364,882	0.78%	(370,767)	(50.40%)	460,325	4.75%	66,366	0.58%	(393,960)	(85.58%)
Asset Tax	9,037	0.02%	-	0.00%	(9,037)	0.00%	9,037	0.09%	-	0.00%	(9,037)	0.00%
Deferred Income Tax	(432,252)	(0.93%)	30,171	0.06%	462,423	NC	(271,319)	(2.80%)	-	0.00%	271,319	NC
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	312,434	0.67%	395,053	0.85%	82,619	26.44%	198,043	2.04%	66,366	0.58%	(131,677)	(66.49%)

Net Income Before Extraordinary Items	(483,548)	(1.04%)	(144,970)	(0.31%)	338,579	(70.02%)	(799,564)	(8.25%)	(658,171)	(5.79%)	141,393	(17.68%)

Extraordinary Items (Income)	10,750	0.02%	-	0.00%	(10,750)	NC	10,750	0.11%	-	0.00%	(10,750)	NC
Net Income (Loss)	(494,298)	(1.06%)	(144,970)	(0.31%)	349,329	(70.67%)	(810,314)	(8.36%)	(658,171)	(5.79%)	152,143	(18.78%)

Depreciation and Amortization	447,669	0.96%	425,654	0.91%	(22,016)	(4.92%)	100,221	1.03%	104,227	0.92%	4,006	4.00%
Operating Income plus Depreciation and Amortization	1,845,991	3.96%	1,658,782	3.55%	(187,209)	(10.14%)	353,606	3.65%	434,524	3.82%	80,918	22.88%

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of December 2012
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR	START PRIOR YEAR
	AMOUNT	AMOUNT	AMOUNT
TOTAL ASSETS	32,501,016	31,702,343	32,313,878

CURRENT ASSETS	21,231,243	19,183,127	19,199,379
CASH AND CASH EQUIVALENTS	1,068,257	2,279,258	1,290,466
CLIENTS (NET)	7,599,268	5,778,009	6,758,242
CLIENTS	9,018,164	7,174,200	7,816,040
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,418,897)	(1,396,191)	(1,057,798)
OTHER ACCOUNTS RECEIVABLES (NET)	4,665,028	2,183,831	2,005,460
INVENTORIES	7,885,983	8,814,926	9,075,998
OTHER CURRENT ASSETS	12,707	127,103	69,213

LONG TERM	36,986	55,180	51,177
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	36,986	55,180	51,177
PROPERTY MACHINARY AND EQUIPMENT NET	3,040,769	3,018,897	2,144,197
PROPERTY	2,471,561	2,355,389	2,341,262
MACHINERY AND EQUIPMENT	1,604,994	2,276,943	362,730
OTHER EQUIPMENT	2,555,423	1,994,938	3,869,497
ACCUMULATED DEPRECIATION	(3,622,213)	(3,608,905)	(4,433,178)
CONSTRUCTION IN PROGRESS	31,003	532	3,886
INTANGIBLE ASSETS (NET)	6,990,394	8,212,510	6,775,784
GOODWILL	2,809,508	3,995,236	3,943,617
BRANDS	2,719,238	2,650,393	-
RIGHTS AND LICENSING	1,445,315	1,562,791	2,813,067
OTHER INTANGIBLE ASSETS	16,332	4,090	19,100
OTHER NON CURRENT ASSETS	1,201,624	1,232,629	4,143,341
ADVANCE PAYMENTS	23,881	33,512	26,163
DEFERRED CHARGES (NET)	-	-	341,333
OTHERS	1,177,743	1,199,117	3,775,845

TOTAL LIABILITIES	26,020,026	24,385,166	25,083,830

CURRENT LIABILITIES	18,955,962	12,693,307	19,729,843
BANK CREDITS	7,140,338	2,839,489	9,220,381
SUPPLIERS	11,311,565	9,153,175	9,840,772
TAXES PAYABLE	504,060	700,643	668,690
OTHER CURRENT LIABILITIES	3,358,890	2,270,094	2,518,347
EMPLOYEE BENEFITS	200,771	161,417	(79,472)
OTHER CURRENT LIABILITIES	3,158,119	2,108,677	2,597,819
NON CURRENT LIABILITIES	3,507,993	9,505,715	2,289,346
BANK CREDITS	3,507,993	9,505,715	2,289,346
OTHER LIABILITIES	197,182	(83,950)	546,294

SHAREHOLDERS' EQUITY	6,480,990	7,317,177	7,230,048

CONTRIBUTED CAPITAL	2,503,875	1,993,875	1,993,548
CAPITAL STOCK PAID (NOMINAL)	677,903	167,903	167,903
CAPITAL STOCK PAID UPDATE	956,094	956,094	956,094
PREMIUM ON STOCK SOLD	869,878	869,878	869,551
CAPITAL INCREASE (DECREASE)	3,977,115	5,323,302	5,236,500
ACCUMULATED PROFIT AND LEGAL RESERVE	3,059,885	4,231,001	3,904,134
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200	1,062,296
PROFIT (LOSS)	(144,970)	30,101	270,070